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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17380

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 09/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF THE BROKER-DEALER: **Voss & Co., Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6225 Brandon Avenue, Suite 120
(No. and Street)

Springfield (City) VA (State) 22150 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen C. Voss, President 703-569-9300
(Area Code - Telephone No.)

DEC 2 - 2002

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Cocke Szpanka & Taylor CPAs, PC
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Drive (Address) Reston (City) VA (State) 20191-4346 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
DEC 13 2002
P
THOMSON FINANCIAL

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

12/12

AUDITED FINANCIAL STATEMENTS
OF FINANCIAL CONDITION

VOSS & CO., INC.

SPRINGFIELD, VIRGINIA

September 30, 2002 and 2001

CONTENTS

COCKE, SZPANKA & TAYLOR, CPAs, PC

CERTIFIED PUBLIC ACCOUNTANTS

Principals

Charles P. Cocke, CPA
Mary E. Szpanka, CPA
Frances C. Taylor, CPA

Principals

Joseph J. Romagnoli, CPA
Deborah E. Haines, CPA
Carolyn K. Menzie, CPA

Independent Auditor's Report

Board of Directors
Voss & Co., Inc.
Springfield, Virginia

We have audited the accompanying statements of financial condition of Voss & Co., Inc. as of September 30, 2002 and 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Voss & Co., Inc. as of September 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Corporation will continue as a going concern. The Corporation is in the process of defending claims for damages arising in the normal course of operations. Three separate claims are currently being resolved by NASD arbitration. Management is not confident that the claims in arbitration will result in favorable outcomes for all three claims and anticipates significant legal fees to defend the claims. Neither management nor legal counsel can reasonably estimate the amount of potential loss from the claims. Furthermore, management is not confident the Corporation will have the resources available or the ability to borrow or raise capital to maintain its current operations as a broker dealer while defending and settling the claims in arbitration. These conditions raise substantial doubt about the Corporation's ability to continue as a going concern. Management's plans regarding those matters also are described in Note I. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Cocke, Szpanka & Taylor, CPAs, PC

November 19, 2002

1800 ROBERT FULTON DRIVE, RESTON, VIRGINIA 20191-4346 • (703) 391-2000 • (703) 620-0341 • FAX (703) 391-2580

STATEMENTS OF FINANCIAL CONDITION

VOSS & CO., INC.

	September 30, 2002	September 30, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 145,417	$ 411,978
Accounts receivable	36,224	35,201
Loans and advances - employees	45,765	40,767
Prepaid expenses and deposits	54,431	54,498
TOTAL CURRENT ASSETS	281,837	542,444
PROPERTY AND EQUIPMENT, at cost		
Furniture and equipment	185,775	191,111
Less allowances for depreciation and amortization	(142,000)	(130,222)
	43,775	60,889
SECURITIES OWNED AND HELD FOR INVESTMENT - Note B	3,300	14,804
	$ 328,912	$ 618,137
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 72,314	$ 24,577
Accrued expenses and other payables	7,037	15,999
Commissions payable	6,794	15,126
Subordinated loan and accrued interest- Note C	88,292	83,962
TOTAL CURRENT LIABILITIES	174,437	139,664
STOCKHOLDER'S EQUITY		
Common stock - $.10 par value, authorized 450,000 shares, issued 221,000 shares	22,100	22,100
Additional paid-in capital	69,050	69,050
Retained earnings	63,325	387,323
	154,475	487,473
	$ 328,912	$ 618,137

See notes to financial statements.

NOTES TO OF FINANCIAL STATEMENTS

VOSS & CO., INC.

September 30, 2002 and 2001

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Founded in 1972, Voss & Co., Inc. (the Corporation) is a securities brokerage firm located in Springfield, Virginia.

Securities transactions and related commission revenue and expenses are accrued on a trade date basis. All customers' trades are cleared through unrelated entities acting as clearing houses.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect the reported amount of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Corporation considers short-term, highly liquid investments readily convertible into cash with a maturity of three months or less as cash equivalents.

Accounts receivable
The Corporation uses the direct write-off method for recording bad debts, which is considered to approximate the allowance method. Under the direct write-off method, bad debt expense is recognized when accounts receivable are believed uncollectible. Bad debt expense for the years ending September 30, 2002 and 2001 was $1,801 and $1,784, respectively.

Property and equipment
Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to five years.

Securities owned
Securities owned are carried at fair market value as allowed by NASD regulations, and unrealized gains or losses are reflected in income. (Also see Note B.)

Income taxes
The Corporation has elected to be taxed as an S corporation. Accordingly, no provision has been made for federal and state income taxes on income recognized, since these taxes are the personal responsibility of the stockholder.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising
The Corporation expenses advertising costs as incurred. Total advertising costs for the years ended September 30, 2002 and 2001 were $22,227 and $39,325, respectively.

NOTE B - SECURITIES OWNED AND HELD FOR INVESTMENT

Securities owned and held for investment at September 30, 2002 and 2001 consist of 34,632 shares of Noxso Corp. and 300 warrants of The NASDAQ Stock Market, Inc. During 2002, the shares of Noxso Corp. were deemed worthless, as a result the Corporation recorded a loss of $11,504. The warrants can be exercised beginning in June 2002. The option price is $13 and increases by $1, up to a maximum option price of $16, each year after the first exercise date. The options expire in June 2006.

The valuation of the held investments was calculated at the market value of $3,300 and $14,804 as of September 30, 2002 and 2001, respectively.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

US Clearing Corporation has provided the Corporation a subordinated revolving loan not to exceed $100,000. Advances made shall have a maturity date of at least twelve months after the advance date, unless prepaid by the Corporation. Interest on unpaid advances is calculated using US Clearing Corporation's margin lending interest rates per the loan agreement. Total advances at September 30, 2002 and 2001 were $88,292 and $83,967, respectively. The outstanding balances include accrued interest totaling $27,014 and $22,684 as of September 30, 2002 and 2001, respectively. Also, see Note J.

NOTE D - LEASES

The Corporation leases office space in Springfield, Virginia. Rentals are increased each annual lease anniversary date (September 30) by three percent of the prior year's rent. In addition, the lease stipulates that the Corporation is responsible for its share of the building's real estate taxes and operating expenses. Unless otherwise renewed or extended, the lease terminates September 30, 2002. As of the date of this report, Voss & Co., Inc. has not renewed the lease.

Rent expense for the years ended September 30, 2002 and 2001 was $81,233 and $81,291, respectively.

NOTES TO FINANCIAL STATEMENTS

VOSS & CO., INC.

September 30, 2002 and 2001

NOTE E - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2002, the Corporation had net capital and net capital requirements of $69,200 and $7,544, respectively, and the Corporation's aggregate indebtedness was 1.64 times its net capital. The net capital rules may restrict the payment of cash dividends.

NOTE F - CONTINGENCIES, LEGAL PROCEEDINGS

The Corporation, its officers and employees are subject to regulation and supervision by the National Association of Securities Dealers Inc. (NASD) and the National Futures Association (NFA).

The Corporation has been named defendant in three separate legal proceedings arising from the normal course of business. These separate claims are currently being resolved by NASD arbitration. Management is not confident that the claims in arbitration will result in favorable outcomes for all three claims and anticipates significant legal fees to defend the claims. Neither management nor legal counsel can reasonably estimate the amount of potential loss from the claims.

NOTE G - PROFIT SHARING PLAN

The Corporation has a profit sharing, salary reduction retirement plan which covers all eligible employees. Participation in the plan is voluntary. Participants in the plan may defer a portion of their annual wages up to the maximum amounts prescribed by the Internal Revenue Code. Contributions to the plan by the Corporation are at the discretion of the Board of Directors. The Corporation made no contributions to the plan for the years ended September 30, 2002 and 2001.

NOTE H - CASH FLOW INFORMATION

Net cash provided by operating activities reflects cash payments for interest of $338 and $7 for the years ended September 30, 2002 and 2001, respectively.

NOTES TO FINANCIAL STATEMENTS

VOSS & CO., INC.

September 30, 2002 and 2001

NOTE I – GOING CONCERN

The accompanying financial statements have been prepared assuming the Corporation will continue as a going concern. The Corporation is in the process of defending claims for damages arising in the normal course of operations. Three separate claims are currently being resolved by NASD arbitration. Management is not confident that the claims in arbitration will result in favorable outcomes for all three claims and anticipates significant legal fees to defend the claims. Neither management nor legal counsel can reasonably estimate the amount of potential loss from the claims. Furthermore, management is not confident the Corporation will have the resources available or the ability to borrow or raise capital to maintain its current operations as a broker dealer while defending and settling the claims in arbitration. Management does not have a plan to acquire the necessary resources to continue as a going concern. These conditions raise substantial doubt about the Corporation's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE J - SUBSEQUENT EVENT

On November 19, 2002, U.S. Clearing Corporation restricted the Corporation's access to cash held in U.S. Clearing accounts resulting in approximately $120,000 restricted as of that date.